[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 2, 2016

VIA EDGAR

Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Gaming & Leisure Properties, Inc.

Registration Statement on Form S-4 (File No. 333-206649)

Dear Ms. Barros:

On behalf of Gaming & Leisure Properties, Inc. (“GLPI”), we refer to GLPI’s registration statement on Form S-4 (File No. 333-206649) initially filed on August 28, 2015 and amended as of December 23, 2015 and January 27, 2016 (the “Registration Statement”). In this letter, we provide certain additional analysis and information in response to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which oral comments supplemented comment 4 contained in your letter dated January 22, 2016 (the “Comment Letter”). We note that we provided GLPI’s initial response to comment 4 of the Comment Letter in our letter to the Staff dated January 27, 2016 (the “Initial Response Letter”).

In this supplemental letter, comment 4 of the Comment Letter is indicated in bold, followed by GLPI’s supplemental response.

Unaudited Pro Forma Combined Consolidated Financial Information, page 160

4.	Please tell us the terms of the lease that resulted in your determination that the lease of the building assets will qualify as a direct financing lease. Within your response, please tell us the authoritative accounting literature management relied upon in making this determination.

Additional analysis in relation to the response in the Initial Response Letter to comment 4

In response to the Staff’s oral comments, GLPI refers the Staff to the guidance set forth in ASC 840-10, Leases. Under this guidance, the lease term is defined as the fixed, noncancelable lease term plus (among other, inapplicable periods) “[a]ll periods, if any, for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at lease inception, to be reasonably assured.”

GLPI has considered this guidance in relation to the master lease and determined that each lease renewal is reasonably assured. In reaching this conclusion, GLPI notes that substantially all of the revenues of OpCo will be generated from operations in connection with the leased properties, to such an extent that, based on facts and circumstances prevailing at the time of lease inception, OpCo could not effectively operate and run its business without the properties that will be leased to it under the master lease. There are also various legal restrictions in the jurisdictions in which OpCo will operate that limit the availability and location of gaming facilities, which makes relocation or replacement of the leased gaming facilities restrictive and potentially impracticable or unavailable. Moreover, under the terms of the master lease, the tenant must make its renewal election with respect to all of the leased property together; the tenant is not entitled to selectively renew certain of the leased property while not renewing other property. Accordingly, GLPI concluded that failure by OpCo to renew the master lease would impose a significant penalty on OpCo such that a renewal appears at lease inception to be reasonably assured. Therefore, GLPI concluded that the term of the master lease is 35 years, equal to the initial 10-year term plus all five of the 5-year renewal options.

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In the event that GLPI requests acceleration of the effective date of the Registration Statement, as amended, GLPI acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GLPI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GLPI may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1364 or by email at GEOstling@wlrk.com.

Sincerely,

/s/ Gregory E. Ostling
Gregory E. Ostling

cc:	Brandon J. Moore, Gaming & Leisure Properties, Inc.
Daniel A. Neff, Wachtell, Lipton, Rosen & Katz
Stephen F. Arcano, Skadden, Arps, Slate, Meagher & Flom